     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 9, 1994
                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                           HERITAGE MEDIA CORPORATION
             (Exact name of registrant as specified in its charter)

                    IOWA                                        42-1299303
          (State of Incorporation)                 (I.R.S. Employer Identification No.)

                            ------------------------

                          13355 NOEL ROAD, SUITE 1500
                              DALLAS, TEXAS 75240
                                 (214) 702-7380
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                               JOSEPH D. MAHAFFEY
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                           HERITAGE MEDIA CORPORATION
                          13355 NOEL ROAD, SUITE 1500
                              DALLAS, TEXAS 75240
                                 (214) 702-7380
       (Address, including zip code, and telephone number, including area code, of registrant's agent for service)

                                   COPIES TO:

          BRUCE H. HALLETT                         JOHN P. MEAD
      Crouch & Hallett, L.L.P.                  Sullivan & Cromwell
  717 N. Harwood Street, Suite 1400              125 Broad Street
         Dallas, Texas 75201                 New York, New York 10004

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                      PROPOSED
                                                     PROPOSED          MAXIMUM
      TITLE OF EACH                AMOUNT             MAXIMUM         AGGREGATE       AMOUNT OF
   CLASS OF SECURITIES             TO BE          OFFERING PRICE      OFFERING       REGISTRATION
     TO BE REGISTERED            REGISTERED        PER SHARE(1)       PRICE(1)           FEE
Class A Common Stock,
 $.01 par value...........   4,071,922 shs.(2)        $17.875        $72,785,606      $25,098.67

(1) Estimated solely for purposes of calculating the amount of the registration fee pursuant to the provisions of Rule 457(c) under the Securities Act of 1933.

(2) Includes 371,922 shares which the underwriters have the option to purchase to cover over-allotments.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    The Prospectus relating to the shares of Class A Common Stock being registered hereby to be used in connection with a United States offering (the "U.S. Prospectus") is set forth following this page. The prospectus to be used in a concurrent international offering (the "International Prospectus") will consist of alternate pages set forth following the U.S. Prospectus and the balance of the pages included in the U.S. Prospectus for which no alternate is provided. The U.S. Prospectus and the International Prospectus are identical except that they contain different front covers, inside front covers and back cover pages and different descriptions of the plan of distribution (contained under the caption "Underwriting" in both the U.S. Prospectus and the International Prospectus).

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MARCH 9, 1994
- --------------------------------------------------------------------------------
                   P   R    O   S    P   E    C   T    U    S
- ---------------------------------------------------------
                                3,700,000 Shares

[logo]                     Heritage Media Corporation

                              Class A Common Stock
                                ($.01 PAR VALUE)

                                 --------------

THE SHARES OFFERED HEREBY ARE BEING SOLD BY THE SELLING STOCKHOLDERS NAMED HEREIN UNDER "SELLING STOCKHOLDERS." OF THE 3,700,000 SHARES OF CLASS A COMMON
  STOCK, PAR VALUE $.01 PER SHARE (THE "CLASS A COMMON STOCK"), OF HERITAGE MEDIA CORPORATION ("HERITAGE" OR THE "COMPANY") BEING OFFERED HEREBY,
    3,145,000 SHARES (THE "U.S. SHARES")  ARE BEING OFFERED IN THE  UNITED
      STATES AND CANADA BY THE U.S. UNDERWRITERS (THE "U.S. OFFERING") AND 555,000 SHARES (THE "INTERNATIONAL SHARES") ARE BEING CONCURRENTLY
       OFFERED OUTSIDE THE UNITED STATES  AND CANADA BY THE  MANAGERS
           (THE  "INTERNATIONAL OFFERING" AND, TOGETHER WITH THE U.S.
           OFFERING, THE "OFFERINGS").  THE PRICE TO THE PUBLIC AND
             THE UNDERWRITING DISCOUNT PER SHARE ARE IDENTICAL  FOR
                                 THE OFFERINGS.

THE COMPANY IS AUTHORIZED TO ISSUE TWO CLASSES OF COMMON STOCK: CLASS A COMMON STOCK AND CLASS C COMMON STOCK. CLASS C COMMON STOCK IS ENTITLED TO VOTE ONLY
   AS A CLASS ON CERTAIN MATTERS DIRECTLY AFFECTING SUCH CLASS. EACH SHARE OF
   CLASS C COMMON STOCK IS        CONVERTIBLE AT ANY TIME INTO ONE SHARE OF
               CLASS A COMMON STOCK AT THE OPTION OF THE HOLDER.

THE CLASS A COMMON STOCK  OF HERITAGE IS LISTED  ON THE AMERICAN STOCK  EXCHANGE
UNDER THE SYMBOL "HTG." ON MARCH 8, 1994, THE    REPORTED LAST SALE PRICE OF
    THE  CLASS A  COMMON STOCK  ON THE AMERICAN  STOCK EXCHANGE  WAS $18 PER
                                     SHARE.

                                 --------------

THESE SECURITIES  HAVE  NOT  BEEN  APPROVED OR  DISAPPROVED  BY  THE  SECURITIES
    AND   EXCHANGE  COMMISSION  OR  ANY   STATE  SECURITIES  COMMISSION  NOR
       HAS  THE  SECURITIES   AND  EXCHANGE  COMMISSION   OR  ANY   STATE
             SECURITIES  COMMISSION PASSED UPON THE ACCURACY OR AD-
                  EQUACY OF THIS PROSPECTUS. ANY
                  REPRESENTATION
                        TO THE  CONTRARY  IS  A  CRIMINAL
                                    OFFENSE.

                                                                             PROCEEDS TO
                                   PRICE TO            UNDERWRITING            SELLING
                                    PUBLIC               DISCOUNT          STOCKHOLDERS (1)
PER SHARE
TOTAL (2)

(1) THE EXPENSES OF THE SELLING STOCKHOLDERS, ESTIMATED AT $250,000, ARE PAYABLE BY THE COMPANY.

(2) THE SELLING STOCKHOLDERS HAVE GRANTED THE U.S. UNDERWRITERS AND THE MANAGERS AN OPTION, EXERCISABLE BY THE REPRESENTATIVES OF THE U.S. UNDERWRITERS FOR 30 DAYS FROM THE DATE OF THE PUBLIC OFFERING OF THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY, TO PURCHASE A MAXIMUM OF 371,922 ADDITIONAL SHARES OF CLASS A COMMON STOCK, IN THE AGGREGATE, SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF THE OPTION IS EXERCISED IN FULL, THE TOTAL PRICE TO PUBLIC WILL BE
    $        , UNDERWRITING  DISCOUNT WILL  BE $        AND PROCEEDS  TO SELLING
    STOCKHOLDERS WILL BE $     . SEE "UNDERWRITING."

                                 --------------

    THE U.S. SHARES ARE OFFERED BY THE SEVERAL U.S. UNDERWRITERS WHEN, AS AND IF DELIVERED TO AND ACCEPTED BY THE U.S. UNDERWRITERS AND SUBJECT TO THEIR RIGHT TO REJECT ORDERS IN WHOLE OR IN PART. IT IS EXPECTED THAT THE U.S. SHARES WILL BE
READY FOR DELIVERY ON OR ABOUT             , 1994.

CS First Boston
                 Goldman, Sachs & Co.
                                                     J.P. Morgan Securities Inc.
- ---------------------------------------------------------
               THE DATE OF THIS PROSPECTUS IS             , 1994.

    IN CONNECTION WITH THE OFFERINGS, CS FIRST BOSTON CORPORATION ON BEHALF OF THE U.S. UNDERWRITERS AND THE MANAGERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            ------------------------

                       [PHOTOGRAPHS OF ACTMEDIA PRODUCTS
                         IN A PROTOTYPICAL SUPERMARKET]

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (the "Form 10-K"), and the description of the Class A Common Stock contained in the Company's Registration Statement filed under Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), filed by Heritage Media Corporation (the "Company" or "Heritage") with the Securities and Exchange Commission (the "Commission") is hereby incorporated in this Prospectus by reference.

    All documents hereafter filed by the Company with the Commission, pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in and to be a part of this Prospectus from the date of filing of such documents. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Company at its principal executive offices, One Galleria Tower, 13355 Noel Road, Suite 1500, Dallas, Texas 75240, Attention: Secretary, telephone: (214) 702-7380.

    Any statements contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified shall not be deemed a part of this Prospectus, except as so modified, and any statement so superseded shall not be deemed to constitute a part of this Prospectus.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its offices at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material may also be inspected and copied at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006-1881.

    The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Class A Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE. UNLESS OTHERWISE STATED, ALL REFERENCES IN THIS PROSPECTUS ASSUME NO EXERCISE OF THE U.S. UNDERWRITERS' AND THE MANAGERS' OVER-ALLOTMENT OPTION.

                                  THE COMPANY

    Heritage Media Corporation, through its Actmedia, Inc. ("Actmedia") subsidiary, is the world's largest independent provider of in-store marketing products and services, primarily to consumer packaged goods manufacturers. The Company also owns and operates six network affiliated television stations in small to mid-sized markets and fourteen radio stations in seven major markets. The Company has acquired three radio stations in its existing markets under the recently adopted duopoly regulations of the Federal Communications Commission ("FCC") which permit ownership of more than one AM or one FM station in any one market, if certain requirements are met. The Company's 1993 net revenues were $291 million, an increase of 16% over $251 million in 1992. EBITDA (as defined in Note 4 to "Summary Financial Data") was $68 million, a 26% increase over $54 million in 1992.

    IN-STORE MARKETING. Actmedia offers advertisers a broad assortment of in-store advertising and promotional products. Actmedia's products and services, some or all of which are delivered in 24,000 supermarkets and 12,000 drug stores, are highly effective in increasing consumer awareness and purchases of targeted products. Advertising products include print displays on shopping carts, aisle directories and shelves, and audio advertising played throughout the store. Promotional products consist of customized in-store demonstrations and merchandising, as well as coupon and sampling programs. Actmedia can provide on-line reporting to customers concerning the sales impact of its in-store programs. Actmedia's full network of in-store marketing products link sight, sound and one-on-one selling to provide its clients with effective programs to influence the consumer at the point-of-purchase. Actmedia's 1993 net revenues were $216 million, an increase of 16% over 1992 net revenues of $186 million.

    The most important of the Company's promotional products is the Instant Coupon Machine (the "ICM"), an electronic dispenser of coupons that is mounted on shelf channels under or near featured products. Market testing indicates that the redemption rate for coupons drawn from the ICM is eight times greater than that of coupons in free-standing inserts and that the cost to the manufacturer per redeemed coupon is substantially lower. The ICM generated $63 million of revenues in 1993, tripling the $21 million level of 1992 when it was first introduced.

    Actmedia has contracts, generally extending for three to five years, with its retail supermarket and drug store customers and is the only in-store marketing participant with a full-time field management staff supervising its own national field service organization (up to approximately 15,000 available part-time employees).

    Heritage's principal strategy for its in-store marketing business is to increase the utilization of the ICM, to develop new in-store products and product enhancements, to pursue in-store opportunities in additional markets outside the U.S., to expand in-store marketing to new classes of stores (such as mass merchandisers and convenience stores) and to increase the utilization of its audio in-store product.

    TELEVISION. The Company's television segment operates three NBC, two ABC and one FOX affiliated stations. The average ratio of EBITDA to net revenues for the Heritage television stations for the last five years has been approximately 49%, which is significantly above industry averages for comparable sized markets. This performance is primarily due to the stations' emphasis on local advertising revenues and cost controls. Television's 1993 net revenues were $42 million, an increase of 5% over 1992 net revenues of $40 million.

    The Company's strategy for its television broadcasting business is to increase local advertising revenues through market segmentation, to provide excellent local news programming and to control operating expenses.

    RADIO. In the radio segment, Heritage has employed an acquisition and turnaround strategy to build a group of nine FM and five AM stations, all of which are located in the top 50 advertising markets. Recently, the Company has acquired three new stations, creating duopoly ownership in its Rochester, Milwaukee and St. Louis markets. These acquisitions, which were allowed under recently adopted FCC regulations, provide opportunities for cost savings in these markets and create the potential for increased advertising revenues. Due to acquisitions and internal growth, the 1993 net revenues of the Company's radio segment were $33 million, an increase of 35% over 1992 net revenues of $25 million.

    Heritage's strategy for its radio broadcasting business is to focus on the acquisition of under performing stations, including possible duopoly opportunities, and the subsequent improvement in their operations through overhead reduction, programming redesign and generation of new sources of advertising revenues.

    The Company's executive offices are located at One Galleria Tower, 13355 Noel Road, Suite 1500, Dallas, Texas 75240, and its telephone number is 214-702-7380.

                                  THE OFFERING

Class A Common Stock Offered by the Selling
 Stockholders:
  U.S. Offering....................................  3,145,000
  International Offering...........................  555,000
    Total..........................................  3,700,000(1)(2)
Number of Shares of Class A Common Stock
 outstanding after Offering........................  16,400,962 shares (3)
American Stock Exchange Symbol.....................  HTG

- ------------------------
(1) Such shares of Class A Common Stock are issuable upon conversion immediately prior to the Offerings of 3,700,000 shares of Class C Common Stock.
(2) Excludes 371,922 shares which the U.S. Underwriters and the Managers have the option to purchase to cover over-allotments.
(3) Does not include (i) 1,398,078 shares reserved for issuance upon exercise of stock options granted or available for grant, (ii) 1,185,364 shares reserved for issuance upon periodic contributions to the Company's Retirement Savings Plan, (iii) 1,063,362 shares reserved for issuance upon conversion of Class C Common Stock following the Offerings and (iv) any shares which may be issued upon exercise of outstanding Settlement Rights. See "Description of Capital Stock."

                             SUMMARY FINANCIAL DATA

                                                           YEARS ENDED DECEMBER 31,
                                                       --------------------------------
                                                          1993         1992      1991
                                                       -----------   --------  --------
                                                            (DOLLARS AND SHARES IN
                                                                  THOUSANDS,
                                                            EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues.........................................  $   291,205   $250,891  $222,360
Depreciation.........................................       16,268     14,499    10,900
Amortization of goodwill and other assets............       11,912     11,643    11,413
Operating income.....................................       35,495(1)   28,100   22,300
Income (loss) before extraordinary items.............           77    (14,966)  (19,278)
Net income (loss)....................................          512    (18,560)  (14,958)
Net loss applicable to common stock(2)...............       (4,810)   (25,465)  (20,435)
Loss per share before extraordinary items(2).........        (0.32)     (1.51)    (2.39)
Net loss per share(2)................................        (0.29)     (1.76)    (1.97)
Equivalent shares outstanding(3).....................       16,314     14,449    10,369
SEGMENT DATA:
Net revenues:
  In-store marketing.................................  $   216,319   $186,445  $171,136
  Television.........................................       41,517     39,703    35,319
  Radio..............................................       33,369     24,743    15,905
                                                       -----------   --------  --------
    Total............................................      291,205    250,891   222,360
Operating income (loss):
  In-store marketing.................................       22,370     16,427    14,770
  Television.........................................       10,707     11,357     8,900
  Radio..............................................        5,981      3,260     1,275
  Corporate..........................................       (3,563)    (2,944)   (2,645)
                                                       -----------   --------  --------
    Total............................................       35,495     28,100    22,300
EBITDA(4):
  In-store marketing.................................       42,220     31,525    27,205
  Television.........................................       20,167     19,637    16,801
  Radio..............................................        9,419      5,902     3,644
  Corporate..........................................       (3,453)    (2,822)   (2,547)
                                                       -----------   --------  --------
    Total............................................       68,353     54,242    45,103
BALANCE SHEET DATA (AT PERIOD END):
Property and equipment, net..........................  $    57,422   $ 55,832  $ 48,659
Goodwill and other intangibles, net..................      363,667    373,426   375,378
Total assets.........................................      492,849    496,296   481,147
Long-term debt(5)....................................      312,913    318,425   341,044
Settlement rights(6).................................       19,514     18,821    14,997
Stockholders' equity.................................       86,642     91,213    62,022

- ------------------------
(1) Operating income for 1993 was reduced by a nonrecurring charge of $3 million relating to POP Radio (See "Management's Discussion and Analysis of Financial Condition and Results of Operations").
(2) Net loss applicable to common stock and related per share data includes the effect of preferred dividends and accretion of the Settlement Rights. See
     Note 1(k) of Notes to Consolidated Financial Statements in the Form 10-K.
(3) Excludes shares reserved for issuance upon exercise of stock options or upon conversion of outstanding preferred stock, as the effect would be antidilutive.
(4) EBITDA is defined as operating income before depreciation, amortization, write-down of program rights and non-cash, nonrecurring charges. EBITDA should not be considered by an investor as an alternative to net income
     (loss) as an indicator of the Company's operating performance or as an alternative to the information included in the Company's consolidated statements of cash flows and Management's Discussion and Analysis of Financial Condition and Results of Operations as a measure of liquidity.
(5)  Excludes current installments.
(6) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capitalization and Liquidity."

                                USE OF PROCEEDS

    The Company will not receive any of the proceeds from the sale of the shares of Class A Common Stock offered hereby.

                      PRICE RANGE OF CLASS A COMMON STOCK

    Shares of the Company's Class A Common Stock have been listed on the American Stock Exchange under the symbol "HTG" since 1988. The following table sets forth the high and low closing sale prices of the Class A Common Stock, as reported by the American Stock Exchange for the periods indicated. All share prices have been adjusted to give effect to the combination in March 1992 of every four shares of Class A Common Stock into one share of Class A Common Stock.

                                             HIGH        LOW
                                           --------    --------
Year Ended December 31, 1992:
  First Quarter.........................   $ 15 1/2    $ 11 1/2
  Second Quarter........................     12 1/2       7 1/2
  Third Quarter.........................      8 1/2       6 1/8
  Fourth Quarter........................      9 1/8       6
Year Ended December 31, 1993:
  First Quarter.........................   $ 10 5/8    $  8 3/8
  Second Quarter........................     12 1/2       9 3/4
  Third Quarter.........................     15 3/8      10 3/4
  Fourth Quarter........................     19 7/8      14 1/2
Year Ending December 31, 1994:
  First Quarter (through March 8).......     21 5/8      17 1/2

    On March 8, 1994, the last reported sale price of the Company's Class A Common Stock was $18 per share. At December 31, 1993, the Company had approximately 1,000 record owners of its Class A Common Stock.

                                DIVIDEND POLICY

    The Company has never paid cash dividends on shares of any class of its common stock. It presently intends to retain its funds to support the growth of its business, to repay indebtedness or for other general corporate purposes and therefore does not anticipate paying cash dividends on shares of any class of its common stock in the foreseeable future. Additionally, the various financing agreements to which either the Company or one or more of its subsidiaries is a party may effectively prohibit or limit the Company's ability to pay dividends.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company and its subsidiaries as of December 31, 1993, adjusted for the conversion of the Company's outstanding preferred stock on February 1, 1994. The Offerings will not affect the Company's capitalization, except that the number of outstanding shares of Class A Common Stock will be increased by 3,766,366 shares, and the outstanding shares of Class C Common Stock will be decreased by a like amount.

                                                                                   DECEMBER
                                                                                   31, 1993
                                                                                   ---------
                                                                                   (DOLLARS
                                                                                      IN
                                                                                   THOUSANDS)
Current installments of long-term debt..........................................   $  2,076
                                                                                   ---------
Long-term debt (net of current liabilities):
  11% Senior Notes due June 15, 2002............................................    150,000
  Bank indebtedness.............................................................    108,900
  11% Senior Subordinated Notes due October 1, 2002.............................     50,000
  Other.........................................................................      4,013
                                                                                   ---------
      Total long-term debt......................................................    312,913
Settlement Rights(1):...........................................................     19,514
Stockholders' equity:
  Preferred stock, no par value. 60,000,000 shares authorized; none
   outstanding(2)...............................................................         --
  Common Stock:
    Class A, $.01 par value. 40,000,000 shares authorized; 12,633,637 shares
     outstanding(3).............................................................        127
    Class C, $.01 par value. 10,000,000 shares authorized; 4,829,728 shares
     outstanding................................................................         48
  Additional paid-in capital....................................................    218,927
  Accumulated deficit...........................................................   (130,862)
  Accumulated foreign currency translation adjustments..........................     (1,144)
  Class A Common Stock in treasury at cost (32,828 shares)......................       (454)
                                                                                   ---------
      Total stockholders' equity................................................     86,642
                                                                                   ---------
Total capitalization............................................................   $421,145
                                                                                   ---------
                                                                                   ---------

- ------------------------
(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capitalization and Liquidity."
(2) On February 1, 1994, all of the 161,145 shares of Preferred Stock which were outstanding were converted into 429,609 shares of Class A Common Stock and 693,560 shares of Class C Common Stock as the result of the Company's call for redemption of its outstanding Preferred Stock.
(3) Does not include (i) 1,399,037 shares reserved for issuance upon exercise of stock options granted or available for grant, (ii) 1,185,364 shares reserved for issuance upon periodic contributions to the Company's Retirement Savings Plan, (iii) 1,063,362 shares reserved for issuance upon conversion of Class C Common Stock following the Offerings and (iv) any shares which may be issued upon exercise of outstanding Settlement Rights. See "Description of Capital Stock."

                            SELECTED FINANCIAL DATA

    The selected financial data below should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Prospectus. The selected financial data for the periods presented below are derived from the consolidated financial statements of the Company and its subsidiaries, which have been audited by KPMG Peat Marwick, independent certified public accountants. See "Experts."

                                                              YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------------------------
                                              1993         1992        1991          1990         1989
                                          ------------   ---------   ---------   ------------   ---------
                                             (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net revenues..........................  $291,205       $ 250,891   $ 222,360   $203,854       $ 165,000
  Depreciation..........................    16,268          14,499      10,900      9,155           7,863
  Amortization of goodwill and other
   assets...............................    11,912          11,643      11,413     11,240          10,869
  Operating income......................    35,495(1)       28,100      22,300     13,651(2)       15,101
  Income (loss) before extraordinary
   items................................        77         (14,966)    (19,278)   (26,009)        (27,190)
  Net income (loss).....................       512         (18,560)    (14,958)   (24,950)        (30,025)
  Net loss applicable to common
   stock(3).............................    (4,810)        (25,465)    (20,435)   (27,929)        (30,918)
  Loss per share before extraordinary
   items(3).............................      (.32)          (1.51)      (2.39)     (2.82)          (3.64)
  Net loss per share(3).................      (.29)          (1.76)      (1.97)     (2.72)          (4.13)
  Equivalent shares outstanding(4)......    16,314          14,449      10,369     10,279           7,478
SEGMENT DATA:
  Net revenues:
    In-store marketing..................  $216,319       $ 186,445   $ 171,136   $152,892       $ 116,100
    Television..........................    41,517          39,703      35,319     35,803          33,324
    Radio...............................    33,369          24,743      15,905     15,159          15,576
                                          ------------   ---------   ---------   ------------   ---------
      Total.............................   291,205         250,891     222,360    203,854         165,000
  Operating income (loss):
    In-store marketing..................    22,370          16,427      14,770      5,854          12,180
    Television..........................    10,707          11,357       8,900      9,854           6,008
    Radio...............................     5,981           3,260       1,275        732            (550)
    Corporate...........................    (3,563)         (2,944)     (2,645)    (2,789)         (2,537)
                                          ------------   ---------   ---------   ------------   ---------
      Total.............................    35,495          28,100      22,300     13,651          15,101
  EBITDA(5):
    In-store marketing..................    42,220          31,525      27,205     23,338          21,454
    Television..........................    20,167          19,637      16,801     18,684          16,247
    Radio...............................     9,419           5,902       3,644      3,076           2,182
    Corporate...........................    (3,453)         (2,822)     (2,547)    (2,503)         (2,249)
                                          ------------   ---------   ---------   ------------   ---------
      Total.............................    68,353          54,242      45,103     42,595          37,634
BALANCE SHEET DATA (AT PERIOD END):
  Property and equipment, net...........  $ 57,422       $  55,832   $  48,659   $ 52,144       $  50,134
  Goodwill and other intangibles, net...   363,667         373,426     375,378    378,375         344,869
  Total assets..........................   492,849         496,296     481,147    497,358         463,194
  Long-term debt(6).....................   312,913         318,425     341,044    351,686         282,216
  Settlement rights(7)..................    19,514          18,821      14,997     11,138           8,445
  Stockholders' equity..................    86,642          91,213      62,022     66,339          92,052

- ------------------------------
(1) Operating income for 1993 was reduced by a nonrecurring charge of $3 million relating to POP Radio (See "Management's Discussion and Analysis of Financial Condition and Results of Operations").
(2) Operating income for 1990 was reduced by nonrecurring expenses of $6.9 million relating to compensation expense attributable to purchase of employee stock options in connection with the POP Radio acquisition and a $1 million write-down of barter accounts.
(3) Net loss applicable to common stock and related per share data includes the effect of preferred dividends and accretion of the Settlement Rights. See
     Note 1(k) of Notes to Consolidated Financial Statements in the Form 10-K.
(4) Excludes shares reserved for issuance upon exercise of stock options or upon conversion of outstanding preferred stock, as the effect would be antidilutive.
(5) EBITDA is defined as operating income before depreciation, amortization, write-down of program rights and non-cash, non-recurring charges. EBITDA should not be considered by an investor as an alternative to net income
     (loss) as an indicator of the Company's operating performance or as an alternative to the information included in the Company's consolidated statements of cash flows and "Management's Discussion and Analysis of Financial Condition and Results of Operations" as a measure of liquidity.
(6)  Excludes current installments.
(7) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capitalization and Liquidity."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

    The Company's net revenues increased from $222.4 million in 1991 to $291.2 million in 1993, and its operating income increased from $22.3 million to $35.5 million over the same period. This growth is primarily attributable to growth from existing operations within the Company's in-store and broadcasting businesses complemented by the acquisition of certain in-store marketing and broadcast properties. The Company reported net losses of $15.0 million and $18.6 million and net earnings of $.5 million for the years ended December 31, 1991, 1992 and 1993, respectively. Operating results before extraordinary items improved from a $19.3 million loss in 1991 to earnings of $77,000 in 1993.

    In August 1991, the Company purchased KOKH-TV, an independent television station serving Oklahoma City, and simultaneously sold and donated its KAUT-TV station assets in this market to a non-commercial educational licensee. The Company retained its rights to broadcast programming provided by the FOX Broadcasting Company network over KOKH-TV. Also in August 1991, Actmedia Canada acquired BLS Retail Resource Group, a Canadian in-store marketing company.

    On January 2, 1992, the Company acquired 65% of Media Meervoud, a Netherlands in-store marketing company ("MMV"). On June 1, 1992 the Company completed the acquisition of the broadcast assets of radio stations KCFX-FM (Kansas City) and WOFX-FM (Cincinnati). Also, during 1992, the Company wrote off its investment in Supermarket Visions, Ltd., a U.K. marketing company ("SVL"), as SVL ceased operations.

    On July 22, 1993, the Company completed the acquisition of the broadcast assets of radio station WKLX-FM. Heritage programmed and marketed the station under a local marketing agreement ("LMA") from May 19, 1993 to the completion of the acquisition. On October 25, 1993 the Company agreed to acquire radio station WEZW-FM. Heritage programmed and marketed the station under an LMA with the current owner from such date to the completion of the acquisition on January 1, 1994. The operating results of these stations, effective with the LMAs, are included in the consolidated financial statements.

    Due to the numerous acquisitions and dispositions, the results of operations from year to year are not comparable. See Note 2 of Notes to Consolidated Financial Statements included in the Form 10-K for additional information concerning the Company's acquisitions, dispositions and related transactions.

    Reference is made to "Item 7 -- Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Form 10-K for additional information, including a comparison of the 1992 and 1991 results of operations.

RESULTS OF OPERATIONS: 1993 COMPARED TO 1992

    Consolidated net revenues of $291.2 million represented a 16% increase over the 1992 revenues of $250.9 million. Cost of services of $151.1 million increased 10% in 1993 compared to 1992 due primarily to the increase in net revenues. Operating income of $35.5 million in 1993 exceeded the comparable 1992 period by 26%. The loss per share was $.29 versus $1.76 in 1992. The improvement in the Company's operating results for the 1993 period primarily reflects revenue growth from the Instant Coupon Machine by the In-store Marketing Group, increased local Television and Radio Group advertising revenues and positive contributions from the radio station acquisitions. The loss per share in 1993 was lower than 1992 due principally to $7.4 million of additional operating income, $6 million lower interest expense and increased average shares outstanding. The 1993 period included a $3 million nonrecurring charge for POP Radio, a $1.7 million write-down of television broadcast program rights and a $.4 million extraordinary gain on the early extinguishment of debt. The 1992 period included the $3.3 million write-off of the SVL investment and the extraordinary losses of $3.6 million, net, recognized as a result of the Company's 1992 refinancing activities.

    IN-STORE MARKETING. The In-store Marketing Group contributed $216.3 million of revenues in 1993, an increase of 16% compared to $186.4 million in 1992. The success of the ICM was a major contributor to this growth. The ICM generated $63 million of revenues in 1993, its first full year of operation, which tripled the $21 million level in 1992. Revenues of Retailers' Choice (a cooperative promotion program) increased by 16%, primarily as a result of management's decision to increase the number of programs compared to 1992. Revenues generated per program registered a small decrease from $3.6 million in 1992 to $3.5 million in 1993. The international operations produced an additional $.5 million of revenues in 1993 to a total of $17.7 million. The international operations were impacted by the world-wide recession, particularly in Canada. Advertising revenues in 1993 declined 10% compared to 1992 reflecting the continuing trend toward promotion and the shift to ICM and away from the shelf-talk product. Revenues of Impact (a product demonstration program) declined by 16% to $53 million in 1993. The number of Impact programs has continued to decline from 141 in 1991 to 133 in 1992 and 108 in 1993. The demonstration business has also seen increased competition which has adversely affected pricing.

    Net revenues of the POP Radio product increased to $6.6 million in 1993 from $6.0 million in 1992. In 1993 the Company announced that POP Radio was terminating its Joint Operating Agreement with Muzak, forming marketing alliances with three large music network providers to accelerate the conversion to satellite delivery and expanding its in-store audio network by approximately 9,000 stores. As a result of launching this new program, the Company recorded a one-time nonrecurring charge of $3 million in the fourth quarter of 1993 reflecting the costs of closing a tape machine servicing center ($1.1 million), the write-off of obsolete delivery equipment ($1.5 million), and provisions for other costs ($.4 million). These actions will reduce the ongoing operating costs and long-term capital requirements for POP Radio and increase the size and quality of the in-store audio network.

    In-store Marketing operating income of $22.4 million increased by 36% from $16.4 million in the 1992 period due primarily to increased 1993 revenues, store operations efficiencies and reduced POP Radio losses. The operating margin increased to 12% in 1993, excluding the $3 million POP Radio charge, compared to 9% in 1992.

    The In-store Marketing Group contributed 74% of the Company's revenues and 63% of operating income in 1993, and it is expected that this group will contribute a higher percentage of the Company's revenues and operating income in 1994.

    TELEVISION. The Television Group generated $41.5 million of revenues in 1993, a 5% increase compared to $39.7 million in 1992. The Television Bureau of Advertising Time Sales Survey reported that industry-wide gross local revenues increased by 4.4% and national revenues were up 1% compared to 1992. The Television Group's local revenues increased 13% and national revenues improved 9% compared to the 1992 period. This favorable performance was substantially offset by the decline of political advertising from $2.3 million in 1992 to $.1 million in 1993. The revenue improvement was produced by the Oklahoma City (KOKH-TV) and Pensacola (WEAR-TV) stations. Pensacola benefited from local revenue growth of 9% and national revenue growth of 19%. The Oklahoma City station generated revenues of $7.3 million in 1993 compared to $6.3 million in 1992 primarily as a result of a 21% increase in local revenues. The continuing emergence of the FOX network and the success of targeting programming to the age 18-49 audience has favorably impacted KOKH-TV's ratings. The group's 1993 results included a $1.7 million write-down of the carrying value of the rights to two television broadcast programs at two stations.

    Operating income of $12.4 million, excluding the write-down, increased by 9% compared to 1992 primarily as a result of higher revenues. The operating margin improved from 29% in 1992 to 30% in 1993 excluding the write-down.

    RADIO. Net revenues of the Radio Group increased by 35% from $24.7 million in 1992 to $33.4 million in 1993 as all of the Company's stations experienced increased revenues. The radio stations acquired in June 1992 contributed $3 million of the increase and the 1993 acquisitions contributed $1.5 million of revenues. Revenues for the stations owned for all of both periods increased

21% primarily as a result of improved station ratings. The St. Louis stations improved revenues from $4.9 million to $7 million in 1993 primarily due to the achievement by the FM station of the number one ranking in the market.

    Operating income grew from $3.3 million in 1992 to $6 million in 1993 primarily as a result of the improved revenues by stations owned for all of both periods and an additional $.2 million contributed by the acquired stations.

    CORPORATE EXPENSES. Corporate expenses in 1993 of $3.6 million increased compared to $2.9 million in 1992 due primarily to increased investor relations activities and performance related compensation payments.

    OTHER OPERATING EXPENSES. As noted above, the 1993 period included a $1.7 million write-down of television program rights as a result of management's assessment of their realizable value (based upon projected future utilization of the programs) and the $3 million POP Radio nonrecurring expense. In-store new product development expenses were approximately $.8 million in 1992 and $1.1 million in 1993.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization of $28.2 million in 1993 increased by 8% compared to $26.1 million in 1992. The majority of the increase was due to higher depreciation associated with the capital expenditures to support the growth of Instant Coupon Machine revenues.

    INTEREST EXPENSE.  Interest expense consists of the following:

                                                                           YEAR ENDED DECEMBER 31,
                                                                       -------------------------------
                                                                         1993       1992       1991
                                                                       ---------  ---------  ---------
                                                                               (IN THOUSANDS)
Interest accrued and paid currently..................................  $  30,864  $  32,862  $  26,234
Deferred interest....................................................     --          3,990     11,751
Amortization of deferred financing costs.............................        651        621        655
                                                                       ---------  ---------  ---------
  Total..............................................................  $  31,515  $  37,473  $  38,640
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

    Deferred interest represents accretion of an 8% subordinated note and 13 1/2% subordinated debentures. The decrease in the deferred interest is primarily a result of the retirement of these debt instruments in 1992. The decrease in the current interest from 1992 to 1993 is due to lower debt levels and interest rates.

    OTHER EXPENSES.   Included  in the  1992  results of  operations is  a  $3.3 million non-cash charge to reflect the net write-off of the carrying value of SVL.

    NET INCOME (LOSS). Primarily as a result of an additional $12 million of operating income (excluding write-downs and nonrecurring charges) and $6 million lower interest expense, the Company improved its operating results from an $18.6 million loss in 1992 to $.5 million earnings in 1993. The loss per share in 1993 is due to the preferred dividend payments and settlement rights accretion.

SEASONALITY AND INFLATION

    The advertising revenues of the Company vary over the calendar year, with the fourth quarter reflecting the highest revenues for the year. Stronger fourth quarter results are due in part to In-store having one extra 4-week cycle in the fourth quarter, increased retail advertising in the fall in preparation for the holiday season, and political advertising for broadcasting in election years. The slowdown in retail sales following the holiday season accounts for the relatively weaker results generally experienced in the first quarter. The Company believes inflation generally has had little effect on its results.

CAPITALIZATION AND LIQUIDITY

    At December 31, 1993, the Company, through its Heritage Media Services, Inc. subsidiary ("HMSI"), had a $130 million bank credit facility (the "Credit Agreement"). HMSI is the Company's subsidiary which owns Actmedia and the Company's broadcasting properties. The credit facility was comprised of an $80 million term loan which begins to amortize on December 31, 1994, and a $50 million reducing revolving credit facility which begins to decrease on December 31, 1994. At December 31, 1993, $80 million of the term loan facility and $30.5 million of the revolving credit facility were outstanding. At December 31, 1993, $19.5 million of additional borrowings were available under the Credit Agreement. Effective February 9, 1994, the revolving credit facility was increased to $75 million, thereby providing an additional $25 million availability under the Credit Agreement. The Credit Agreement includes a number of financial and other covenants, including the maintenance of certain operating and financial ratios and limitations on or prohibitions of dividends, indebtedness, liens, capital expenditures, asset sales and certain other items. Loans under the Credit Agreement are guaranteed by the Company and HMSI's domestic subsidiaries and are secured by a pledge of the capital stock of HMSI and its domestic subsidiaries.

    On June 22, 1992, HMSI issued $150 million of 11% senior secured notes (the "Senior Notes") due June 15, 2002. Interest on the Senior Notes is payable semi-annually. The Senior Notes rank on a parity with the obligations under HMSI's Credit Agreement, are guaranteed by the Company and HMSI's domestic subsidiaries and are secured by a pledge of capital stock of HMSI and its domestic subsidiaries. The Senior Notes include a number of financial and other covenants.

    On October 1, 1992 the Company issued $50 million of 11% senior subordinated notes (the "Subordinated Notes") due October 1, 2002. Interest on the
Subordinated Notes is payable semi-annually. The Subordinated Notes are subordinate in right of payment to the prior payment in full of the Credit Agreement and the Senior Notes.

    In mid-1989, the Company issued approximately $7.55 million in equity settlement rights (the "Settlement Rights") (7.55 million Settlement Rights) in connection with the financing of the Actmedia acquisition. At the time of issuance these Settlement Rights entitled the holders to approximately 18% of the fair market value of the business, properties and assets of Actmedia as a going concern ("Net Equity") as determined in 1994 or 1996 in accordance with put/call features of the Settlement Rights purchase agreement. Depending on the circumstances under which the Settlement Rights are retired, the Company can pay this value in common stock or cash or subordinated notes convertible into common stock. To the extent such amount is paid in common stock, the valuation is required to be increased by 4%. At December 31, 1993, the amount of Actmedia's indebtedness (substantially all of which is intercompany indebtedness) was approximately $160 million. During the past four years, the Company has acquired
1.6 million of the Settlement Rights at an average price of approximately $2.72 per Settlement Right in privately negotiated transactions, thereby reducing the outstanding Settlement Rights to 5.9 million or 14.1% of the Net Equity.

    The Settlement Rights mature seven years from the date of issuance (March 19, 1996), but they may be redeemed at the option of the holder ("put options") or the Company ("call options") at certain specified times during the period that they are outstanding. The initial put and call options become available in 1994. On or after April 19, 1994 (but prior to May 19, 1994), the Company is required to select an independent appraiser to determine the Net Equity. Upon completion of the appraisal process, the holders of the Settlement Rights will be notified of the appraised valuation of the Net Equity and the resultant valuation of the Settlement Rights.

    For a period of 30 days following such notification, the holders of the Settlement Rights may exercise a put option at such valuation. Also during that period, the Company may exercise a call option at such valuation. The put options may be paid in cash or, at the option of the Company, in Class A or Class C common stock, a combination of cash and common stock or, in certain circumstances, in subordinated notes convertible into common stock. The call options are to be paid in cash unless such payment would create an "adverse contractual effect" (defined generally as default under, or conflict with, agreements relating to the Company's indebtedness) for the Company, in which event, the Company may utilize the same payment process as described for the put option. To the extent that neither the put nor the call options are exercised prior to maturity date of the Settlement

Rights, the Company is required to exercise a call option on that date under the terms set forth above, utilizing a valuation determined by an independent appraiser. To the extent the options are paid in cash, the Company will utilize cash provided by operations and/or borrowings against the Credit Agreement.

    The Settlement Rights were initially recorded at their estimated fair value at the date of issuance which approximated $7,550,000. From time to time the Company estimates the Net Equity and the resultant estimate of the value of the Settlement Rights. To the extent that such estimate of value exceeds the carrying value, such excess is being accreted by the interest method to accumulated deficit over the appropriate accounting period. At December 31, 1993, the carrying value was $19,514,000. The Company intends to increase this carrying value through additional accretion, to approximately $25,000,000 by June 30, 1994. The Company will continue to accrete the carrying value of the Settlement Rights to their estimated value until they are liquidated under one of the options discussed above.

    If, as a result of the independent appraisal process described above, a valuation is determined that is above or below the accreted carrying value, the Company will reflect such value through adjustment to the carrying value and to the accumulated deficit at June 30, 1994. Any such increase in the valuation would reduce the Company's net income per share or increase the net loss per share and any such decrease in the valuation would increase the Company's net income per share or reduce the net loss per share for the six months ending June 30, 1994, and, if the puts or calls are exercised, would similarly affect the amount of common stock to be issued (if the price were paid in common stock) or the indebtedness to be incurred (if the price were paid in cash).

    Based upon the foregoing debt and Settlement Rights obligations, the Company is currently highly leveraged, and it is expected to continue to have a high level of debt for the foreseeable future. As of December 31, 1993, the Company had indebtedness (long-term debt, including current installments and notes payable) of approximately $315.0 million and stockholders' equity of approximately $86.6 million, and accordingly, a consolidated debt-to-equity ratio of 3.6 to 1. As a result of its leverage and in order to repay existing indebtedness, the Company will be required to generate substantial operating cash flow, refinance its indebtedness, make asset sales or effect some combination of the foregoing. The ability of the Company to meet these requirements will depend on, among other things, prevailing economic conditions and financial, business and other factors, some of which are beyond the control of the Company. Further, being primarily a holding company of operating companies through HMSI, the Company's ability to repay its indebtedness incurred at the parent company level will be limited by restrictions on the ability of HMSI under the Credit Agreement and the Senior Notes to declare and pay dividends to the Company. Under the credit agreement, at December 31, 1993, the total amount of dividends that could be paid by HMSI to the Company was $22.6 million. As a result of an amendment to the credit agreement dated February 9, 1994, the total amount of available dividends was increased to $50 million, if such dividends are required for the purchase or redemption of Settlement Rights. Under the Senior Note Indenture, at December 31, 1993, the total amount of dividends that could be paid by HMSI to the Company was $43.3 million. Such dividends are not permitted if, as a result of such payments, a default would occur under either the credit agreement or the Senior Note Indenture. As a result of the foregoing restrictions, consolidated net assets of HMSI totaling approximately $136.3 million at December 31, 1993 are not available to the Company to pay dividends or repay debt.

    On February 1, 1994, the holders of all of the Company's Series B and Series C Convertible Preferred Stock converted their 161,945 preferred shares into 429,609 shares of Class A Common Stock and 693,560 shares of Class C Common Stock at the rate of 6.94 common shares for each preferred share thereby increasing the Company's common shares outstanding to 17.5 million and eliminating the Company's annual preferred dividend obligation of $1.8 million.

    The Company has focused its growth strategy on acquiring media and other communications-related properties it believes have the potential for long-term appreciation and aggressively managing the operations of these properties to improve their operating results. The Company has historically used cash flows from financing activities to fund its acquisitions and investments while the operations are expected to generate cash flow sufficient to fund their ongoing expenditure requirements.

    Cash flows provided by operating activities increased to $40.9 million in 1993 from $17.1 million in 1992. The improvement is primarily attributable to an additional $14 million of EBITDA, a $4 million decrease in interest payments in 1993 and improved receivables collections. In 1992 cash flows provided by operating activities decreased by $4.1 million compared to 1991 due to higher interest payments and receivable levels. In 1993 the significant uses of cash in investing and financing activities included $9.1 million for the retirement of debt and other liabilities, $2.8 million for the purchase of Settlement Rights, $5.1 million for acquisitions and investments, and $18.5 million for capital expenditures.

    In 1992, cash flows from financing activities included $42.1 million of net proceeds from the issuance of additional Class A Common Stock. These proceeds were used primarily to fund the $30 million cash component of the Company's 8% subordinated note retirement and to fund the $7.9 million acquisition of the Kansas City and Cincinnati radio stations. Cash flows used for capital expenditures in investing activities during 1992 were generated by cash flows from operating activities. In 1991, cash flows from financing activities and cash flows used in investing activities reflect increased bank borrowings and proceeds from the issuance of the Series B and Series C Preferred Stock. The preferred stock proceeds were utilized, along with the proceeds from the sale of radio station KDAY-AM, to purchase a portion of HMI's 13.5% debentures at a gain and to fund the cash component of the KOKH-TV and BLS Retail Resource Group acquisitions.

    Capital expenditures increased from $15.5 million in 1992 to $18.5 million in 1993. This increase was due primarily to the purchase of additional Instant Coupon Machines. Also, the Company completed two nonrecurring projects: the upgrade of the management information systems of the In-store Marketing Group and the construction of new broadcast facilities for the Pensacola television station.

    Capital requirements related to acquisitions in 1994 include approximately $2 million for the In-store Marketing Group's Australia and New Zealand acquisitions (completed in February 1994), $5 million for the Milwaukee radio station acquisition (completed in January 1994), and $7.2 million for the St. Louis radio station acquisition scheduled to close in March 1994. As a part of the commitment to new in-store radio marketing alliances, the Company made payments totaling $.8 million in 1993 and is expecting to make payments of $4 million in 1994 representing the Company's share of the cost of the in-store radio network upgrade. These payments are for exclusive marketing rights which are amortized over the term of the retail chain agreements (five years). These requirements will be provided by funds generated from operations.

                                    BUSINESS

GENERAL

    The Company, through its Actmedia subsidiary, is the world's largest independent provider of in-store marketing products and services, primarily to consumer packaged goods manufacturers. The Company also owns and operates six network affiliated television stations in small to mid-sized markets and fourteen radio stations in seven major markets. The Company has acquired three radio stations in its existing markets under the FCC's recently adopted duopoly regulations which permit ownership of more than one AM or one FM station in any one market, if certain requirements are met. The Company's 1993 net revenues were $291 million, an increase of 16% over $251 million in 1992. EBITDA was $68 million, a 26% increase over $54 million in 1992.

    Reference is made to "Item 1 -- Business" in the Form 10-K for additional information concerning the Company's business, including information regarding competition and regulation.

IN-STORE MARKETING

    In-store marketing includes advertising displays, coupons, promotions and product demonstrations provided within the store. Economic trends support the continued growth of in-store marketing because this medium is inexpensive in comparison to other marketing alternatives such as television, radio and traditional print advertisements. In-store marketing products and services allow advertisers to communicate with consumers at or near the point-of-purchase before, or as, purchasing decisions are made. In addition, changing shopping patterns have led to shorter supermarket visits, usually without shopping lists, and declining brand loyalty, thus increasing the potential of in-store marketing to influence consumer purchasing decisions. Industry sources estimate that a significant percentage of brand purchase decisions are made in the supermarket.

    PRODUCTS AND SERVICES. Actmedia offers advertisers a broad assortment of in-store advertising and promotional products, which are highly effective in increasing consumer awareness and purchases of targeted products. Advertising products include print displays on shopping carts, aisle directories and shelves, and audio advertising played throughout the store. Promotional products consist of customized in-store demonstrations and merchandising, as well as coupon and sampling programs. Actmedia can provide on-line reporting to customers concerning the sales impact of its in-store programs.

    INSTANT COUPON MACHINE. The ICM, which was developed by Actmedia, is an electronic dispenser of coupons that is mounted on shelf channels under or near featured products. Through independent market research sponsored by the Company, the ICM was shown to increase brand switching substantially and to encourage first-time purchases of featured products. In market testing, coupons featured in Actmedia's ICM achieved an average redemption rate of 17%, versus reported redemption rates of approximately 2% for coupons in free-standing inserts, approximately 4% for coupons sent to consumers in direct mailings and approximately 1% for run of press coupons. The Company's test results also indicated that unit sales increased an average of 35% over four weeks for products using the ICM. The ICM generated $63 million of revenues in 1993, tripling the $21 million level of 1992 when first introduced.

    RETAILERS' CHOICE. Actmedia's Retailers' Choice program provides cooperative in-store coupon and sampling programs for groups of advertisers, generally five times per year. Under these programs, Actmedia's representatives distribute coupons, samples and premiums inside the store entrance. Up to 16.5 million co-op coupon booklets and up to 16.5 million solo coupons and samples are distributed directly to shopping customers per event. In addition, product awareness is reinforced through the placement of featured products on a free-standing Retailers' Choice display.

    IMPACT. Impact is the nation's leading in-store supermarket demonstration program, offering advertisers complete customized events, such as tastings, premiums, samplings and demonstrations. All demonstrations are monitored every day by full-time and part-time supervisors at an average ratio of one supervisor to 15 demonstrators. Impact's regular part-time staff of demonstrators, who implement the programs, maintain a consistent professional appearance (with matching aprons and materials). Special display units are utilized in the programs and programs are sold on a store-day basis. Events are generally conducted at the front of the store but can be located elsewhere.

    CARTS. Actmedia's 8" by 10", four-color advertisements, mounted in plastic frames on the inside and outside of shopping carts, offer advertisers continuous storewide category-exclusive advertising delivery of a print advertisement.

    AISLEVISION. AisleVision features 28" by 18" four-color advertisement posters inserted in stores' overhead aisle directory signs. An enhancement, AisleAction, allows the manufacturer to include motion on the directory sign, enhancing shopper awareness of the sign.

    SHELFTALK/SHELFTAKE-ONE. ShelfTalk features advertisements placed in plastic frames mounted on supermarket or drug store shelves near its featured product. ShelfTake-One includes rebate offers or recipe ideas which consumers may remove from the plastic frame at the site of the featured product.

    ACTRADIO. Actradio, formerly POP (Point of Purchase) Radio, is the nation's largest advertiser-supported, in-store radio network. Actradio delivers its in-store audio advertising in conjunction with music entertainment services provided by leading business music providers. Actradio sells advertising time to manufacturers in units of 15 second, 20 second, and 30 second commercials each hour.

    FREEZERVISION.   FreezerVision  is a  triangle-shaped  print  advertisement, mounted in a plastic frame, on the outside of the glass freezercase door.

    SELECT. Select is a service which utilizes Actmedia's part-time field force to perform in-store merchandising tasks for manufacturers. These tasks have included on-pack couponing and stickering, distribution checks and installation of point-of-purchase materials.

    IN-STORE NETWORK. Actmedia's in-store network delivers some or all of its products and services in over 24,000 supermarkets and 12,000 drug stores across the country, a network substantially larger than that of any other in-store marketing company. By contracting to purchase the Company's in-store advertising and promotional products, advertisers gain access to up to approximately 200 of the nation's 214 ADIs covering over 70% of the households in the United States.

    Actmedia currently has contracts with approximately 300 store chains, which contracts generally grant it the exclusive right to provide its customers with those in-store advertising services which are contractually specified. The contracts are of various durations, generally extending from three to five years and provide for a revenue-sharing arrangement with the stores. Actmedia's store contract renewals are staggered and many of its relationships have been maintained for almost two decades.

    Actmedia's advertising and promotional programs are executed through one of the nation's largest independent in-store distribution and service organizations, although certain chains require the Company to utilize their own employees. Actmedia believes the training, supervision and size of its field service staff (approximately 300 full-time managers and up to approximately 15,000 available part-time employees) provide it with a significant competitive advantage as its competitors generally do not have a comparable field service staff.

    CUSTOMER BASE. Actmedia's customer base includes approximately 250 companies and 700 brands. This customer base includes the 25 largest advertisers of consumer packaged goods. In 1993, the Company's largest customers included the following:

Campbell Soup          Kelloggs               Pillsbury
Chesebrough-Pond's     Kraft/General Foods    Proctor & Gamble
General Mills          Lever Brothers         Quaker Oats
Hunt-Wesson            McNeil                 Ralston Purina
Johnson & Johnson      Nestle Foods           RJR Nabisco

    INTERNATIONAL OPERATIONS. The Company has set the establishment of a significant business presence outside of the United States as an important priority for Actmedia. The majority of the Company's advertisers are large, multinational companies for whom the use of in-store marketing products in overseas markets is expected to be a logical extension of their advertising and promotional budgets. The Company's international operations are conducted principally in Canada, the Netherlands, Australia and New Zealand. International sales in 1993 accounted for $17.7 million (approximately 8%) of the In-store revenues.

TELEVISION

    The following table sets forth selected information relating to the television stations owned by Heritage:

STATION AND                                        NETWORK     DMA MARKET      STATION MARKET        STATION RANK
LOCATION                                         AFFILIATION     RANK(1)          SHARE(2)           IN MARKET(3)
- -----------------------------------------------  -----------  -------------  -------------------  -------------------
KOKH-TV (UHF)..................................         FOX            43                 7                    4
Oklahoma City, OK
WCHS-TV (VHF)..................................         ABC            56                17                    2
Charleston/
 Huntington, WV
WEAR-TV (VHF)..................................         ABC            62                19                    2
Mobile, AL/
 Pensacola, FL
WPTZ-TV (VHF)..................................         NBC          92(4)               17                    2
Burlington, VT/
 Plattsburgh, NY
WNNE-TV (UHF)(5)...............................         NBC          92(4)                4                    4
Hartford, VT/
 Hanover, NH
KDLT-TV (VHF)..................................         NBC           107                11                    3
Sioux Falls/Mitchell, SD
KEVN-TV (VHF)..................................         NBC           173                22                    2
Rapid City, SD

- ------------------------
(1) Source: Nielsen Television Designated Market Area ("DMA") Market rankings 1993-1994.
(2) "Sign on-Sign off " market shares as reported in the November 1993 Nielsen ratings. Ratings are often quoted on a "sign on-sign off" basis, representing the average percentage of television households viewing the station during normal program viewing periods (approximately 7:00 a.m. to 1:00 a.m. for Nielsen). As such, ratings are one common measure used by advertisers and others to compare a station's overall ranking in a market to its competitors.
(3) Rankings based on relative "sign on-sign off" market shares in the November 1993 ratings of Nielsen.
(4) Does not reflect any homes in southern Quebec (including most of Montreal) which received the WPTZ-TV signal off the air or by cable. WPTZ-TV's signal is accessible to approximately 3.4 million people in the province of Quebec including approximately 2.8 million people in the city of Montreal.
(5) Operated as a satellite of WPTZ-TV, but maintains some local programming and sells advertising locally.

    Heritage operates its television stations in accordance with a cost-benefit strategy that stresses primarily revenue and cash flow generation and secondarily audience share and ratings. The objective of this strategy is to deliver acceptable profit margins while maintaining a balance between the large programming investment usually required to maintain a number one ranking (with its resultant adverse effect on profit margins), and the unfavorable impact on revenues that results from lower audience ratings.

    Components of the Company's operating strategy include management's emphasis on obtaining local advertising revenues by market segmentation, which provides a competitive advertising advantage, focusing on local news programming and tightly controlling operating expenses. By emphasizing advertising sales from local businesses, the Company's stations produce a higher percentage of local business (approximately 63% local and 37% national) than the national average.

RADIO

    The Company owns and operates five AM and nine FM radio stations in seven of the top 50 markets. The following table sets forth certain information regarding Heritage's radio stations:

                                                                                          FM STATION RANK
                       METRO RANK                                         FM STATION         IN TARGET
LOCATION                   (1)         CALL SIGN          FORMAT        FORMAT RANK (2)    AUDIENCE (3)
- --------------------  -------------  --------------  -----------------  ---------------  -----------------
Seattle, WA                    13    KULL-AM         Oldies                        2                 7
                                     KRPM-FM         Country
St. Louis, MO                  18    WRTH-AM         Standards                     1                 1
                                     WIL-FM          Country
Cincinnati, OH                 25    WOFX-FM         Classic Rock                  1                 5
Portland, OR                   26    KKSN-AM         Standards                     1                10
                                     KKSN-FM         Oldies
Milwaukee, WI                  28    WEMP-AM         Oldies                        1                 6
                                     WMYX-FM         Adult                         2                10
                                     WEZW-FM         Contemporary
Kansas City, MO                30    KCFX-FM         Classic Rock                  1                 1
Rochester, NY                  45    WBBF-AM         Standards                     1                 1
                                     WBEE-FM         Country                       1                 7
                                     WKLX-FM         Oldies

- ------------------------
(1)  Metropolitan areas as defined and ranked by Arbitron, Fall 1993.
(2) Heritage's FM station ranking against all radio stations in its market with the same programming format, based on persons aged 25 to 54 listening during the 6:00 a.m. to midnight time period. (Source: Fall 1993 Arbitron ratings).
(3) The target ranking against all radio stations in the market, based on listenership by adults aged 25 to 54 during the 6:00 a.m. to midnight time period. (Source: Fall 1993 Arbitron ratings).

    The Company's strategy is to identify and acquire under performing radio stations or groups and effect management and operational changes to increase their profitability. Implementation of Heritage's strategy typically involves the following four-step process: (1) instituting operational improvements, usually including a change in management personnel and additional capital investments when appropriate; (2) creating increases in audience ratings through programming and promotional changes; (3) improving revenues as a result of the turnaround process; and (4) increasing EBITDA. Heritage radio stations strive to be top rated in their programming formats, and universally program a mass appeal music format directed at a target audience of 25-to-54 year olds. Presently, seven of the Company's nine FM stations are format leaders in their markets.

    The FCC limits radio ownership both in the number of stations commonly owned, operated or controlled in any one market, and in total. In late 1992, the FCC relaxed its rules to increase the number of AM or FM stations one entity can own in one market, if certain requirements are met. This new combination is commonly known as a duopoly.

    The Company believes that duopolies can achieve significant cost savings and also have the potential for increased revenues. The Company acquired two FM stations in 1993 that created duopolies. In July 1993 it acquired WKLX-FM in Rochester, New York. Effective January 1, 1994, the Company acquired WEZW-FM in the Milwaukee market. Heritage announced in January 1994 that it has agreed to acquire radio station KRJY-FM in St. Louis, Missouri. This acquisition is expected to close during March 1994.

    Each of Heritage's FM facilities is of the highest class of service permitted by the FCC (B or C) with comprehensive signal coverage of its markets. The AM stations operate as full-time facilities on regional or clear channels.

                              SELLING STOCKHOLDERS

    The table below sets forth the beneficial ownership of the Company's Class A Common Stock by the Selling Stockholders at February 28, 1994, and after giving effect to the sale of the shares of Common Stock offered hereby. Each of the persons named below has sole voting and investment power with respect to the shares of Common Stock beneficially owned by it.

                                                   SHARES OWNED      SHARES      SHARES OWNED
                                                    BEFORE THE        BEING       AFTER THE
                                                   OFFERINGS(1)     OFFERED(2)   OFFERINGS(3)
                                                ------------------  ---------- ----------------
NAME                                             NUMBER    PERCENT             NUMBER   PERCENT
- ----------------------------------------------  ---------  -------             -------  -------
HC Crown Corp.(4).............................  2,736,201    15.7 % 2,486,270  249,931    1.4  %
Tele-Communications, Inc......................  1,335,721     7.6   1,213,730  121,991    0.7

- ------------------------
(1) Gives effect to the conversion, immediately before the Offerings, of each share of Class C Common Stock owned by the Selling Stockholders into one share of Class A Common Stock.
(2) Assumes that the over-allotment option is not exercised. If the over-allotment option is exercised only in part, all of the shares of HC Crown Corp. will be purchased before any shares of Tele-Communications, Inc. are purchased.
(3) Represents the total number of shares subject to the over-allotment option. In the event that the over-allotment option is not exercised or is partially exercised, all of the shares to be owned by the Selling Stockholders after the Offerings will be Class A Common Stock.
(4)  HC   Crown  Corp.  is   a  wholly  owned   subsidiary  of  Hallmark  Cards,
     Incorporated.

    The Company is registering the shares of the Selling Stockholders pursuant to registration rights granted to them pursuant to agreements entered into at the time of the acquisition of their shares.

                          DESCRIPTION OF CAPITAL STOCK

    The Company's Restated Articles of Incorporation authorize the issuance of up to 40,000,000 shares of Class A Common Stock, par value $.01 per share, 10,000,000 shares of Class C Common Stock, par value $.01 per share, and 60,000,000 shares of Preferred Stock, no par value per share. A total of 12,634,596 shares of Class A Common Stock and 4,829,728 shares of Class C Common Stock and no shares of Preferred Stock were issued and outstanding as of February 28, 1994. A total of 1,398,078 shares of Class A Common Stock have been reserved for issuance upon the exercise of outstanding stock options. An additional 1,185,364 shares of Class A Common Stock have been reserved for issuance upon the Company's periodic contribution to its Retirement Savings Plan. All of the Company's outstanding shares of Class A Common Stock (including the shares issuable upon conversion of Class C Common Stock) are fully paid, nonassessable and listed on the American Stock Exchange.

    CLASS A COMMON STOCK; CLASS C COMMON STOCK. The holders of Class A Common Stock are entitled to one vote per share. The holders of Class C Common Stock have no voting rights except (1) to the extent such shares are entitled under Iowa law to vote as a class on specified matters directly affecting such class and (2) with respect to any amendments to the Company's Restated Articles of Incorporation which alter or amend dividend or distribution rights, voting rights, rights upon liquidation and/or merger, transfer rights or preemptive rights. Such matters include amendments of the Company's Restated Articles of Incorporation to change the number of authorized shares of a class, to change the par value of the shares of such class or to alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely.

    Subject to the rights of the holders of any then outstanding Preferred Stock, the holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors. If dividends are paid to one class of common stock, whether in cash or in property (including shares of

Preferred Stock but not including shares of common stock of the Company), then the holders of the other class of common stock are entitled to receive an Equivalent Proportionate Dividend per share. An "Equivalent Proportionate Dividend" shall mean a dividend in which the amount payable per share of Class A Common Stock shall equal the amount payable per share of Class C Common Stock. If a distribution is to be paid in any class of common stock to the holders of Class A or Class C Common Stock, the Company shall also pay to the holders of the other class of common stock a distribution per share of such number of shares (the "Distributed Shares") as is equal to the number of shares of common stock per share distributed to such holders of Class A Common Stock or Class C Common Stock, as the case may be, provided that the Distributed Shares shall be of the same class as the class of common stock in respect of which such distribution is made. The Company may not reclassify, subdivide or combine one class of common stock without reclassifying, subdividing or combining each other class of common stock on an equal proportionate per share basis.

    Upon liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, and in the event of any reorganization of the Company or merger or consolidation of the Company into another entity or the sale, lease, exchange, transfer or other disposition of all or substantially all of the Company's assets or the recapitalization or reclassification of the Company's capital stock, subject to the rights of the holders of any preferred stock, each holder of either the Class A Common Stock or Class C Common Stock shall be entitled to receive the same form of consideration per share, in each case in the Equivalent Proportionate Distribution, whether such consideration is in the form of cash, property or securities or any combination thereof. An "Equivalent Proportionate Distribution" shall mean a distribution in which the amount distributable per share of Class C Common Stock shall equal the amount distributable per share of Class A Common Stock.

    Each share of Class C Common Stock is convertible at the holder's option into one share of Class A Common Stock at any time.

    The Bank of New York serves as the registrar and transfer agent for the Class A Common Stock.

    PREFERRED STOCK. The Board of Directors of the Company is authorized to issue, by resolution and without any action by stockholders, shares of Preferred Stock and may establish the designations, dividend rights, dividend rate, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and all other preferences and rights of any series of Preferred Stock. The issuance of shares of Preferred Stock may adversely affect the rights (including voting rights) of the holders of the Common Stock.

    BUSINESS COMBINATIONS. The Company's Restated Articles of Incorporation provide that the Board of Directors of the Company, when evaluating a tender or exchange offer by another party for any equity security of the Company, a merger or consolidation of the Company with another corporation or the purchase of all or substantially all of the assets of the Company, may give due consideration to all relevant factors including (1) the anticipated social and economic effects of the transaction upon the Company's employees, customers and the communities in which the Company operates; (2) the consideration proposed in relation to the then market price of the Company's equity securities, the future value of the Company as an independent entity and the then current value of the Company in a freely negotiated transaction, as determined by the Board of Directors; and (3) relevant aspects of other acquisitions made by such party and their course of dealing with acquired businesses including the effect thereof on the business and reputation of the acquired businesses and their products and services and the effect of such acquisitions on employees, creditors, customers and other persons affected by the acquired businesses and on the communities involved. These provisions could have the effect of delaying, deferring or preventing a change in control of the Company and adversely affecting the market price of the Company's securities.

    LIABILITY OF DIRECTORS. The Company's Restated Articles of Incorporation provide that a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to the Company or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (3) for a transaction from which the director derives an improper personal benefit or (4) in respect of certain unlawful dividend payments or stock redemptions or repurchases. These provisions further provide that, if the Iowa Business Corporation Act is amended to authorize corporate action further eliminating or limiting personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Iowa Business Corporation Act as so amended. The effect of these provisions will be to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (1)-(4) above. These provisions are not expected to alter the liability of directors under federal securities laws or in respect of equitable remedies that may be available under state law.

    COMPLIANCE WITH FCC REGULATIONS. So long as the Company or any of its subsidiaries holds authority from the FCC (or any successor thereto) to operate any television or radio broadcasting station, if the Company has reason to believe that the ownership, or proposed ownership, of shares of capital stock of the Company by any stockholder or any person presenting any shares of capital stock of the Company for transfer into his or her name (a "Proposed Transferee") may be inconsistent with, or in violation of, any provision of the Federal Communication Laws (as defined in the Restated Articles of Incorporation) such stockholder or Proposed Transferee, upon request of the Company, is required to furnish promptly to the Company such information (including, without limitation, information with respect to citizenship, other ownership interests and affiliations) as the Company shall reasonably request to determine whether the ownership of, or the exercise of any rights with respect to, shares of capital stock of the Company by such stockholder or Proposed Transferee is inconsistent with, or in violation of, the Federal Communication Laws. The Company may refuse to permit the transfer of shares of capital stock of the Company to such Proposed Transferee or may suspend those rights of stock ownership the exercise of which would result in any inconsistency with, or violation of, the Federal Communication Laws (including the right to vote and the payment of dividends or other distributions).

    SETTLEMENT RIGHTS. In connection with the acquisition of Actmedia in 1989, the Company issued certain Settlement Rights which entitle the holders of such rights to receive cash or Class A Common Stock or Class C Common Stock of the Company having a value equal to approximately 14.1% of the aggregate market value of Actmedia's net equity at specified future dates. The Settlement Rights mature in 1996, but they may be exercised at the option of holders of 20% of the Settlement Rights or the Company at certain specified times during the period they are outstanding, with the initial option beginning on April 19, 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capitalization and Liquidity."

    REGISTRATION RIGHTS. In addition to the shares offered hereby (including shares covered by the over-allotment option), the holders of approximately 1,400,000 shares of Class A Common Stock either outstanding or issuable upon the conversion of other classes of securities of the Company have certain rights to register those shares under the Securities Act. All costs and expenses of such registration (other than transfer taxes, any underwriting discounts and commissions and the expense of any separate counsel to the holders) will be borne by the Company. No prediction can be made as to the effect, if any, that sales of shares under the registration statement will have on the market price of Class A Common Stock prevailing from time to time.

        CERTAIN FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

    The following is a general discussion of certain U.S. federal income tax consequences of the ownership and disposition of Class A Common Stock by a person that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust (a "non-U.S. holder"). This discussion does not consider specific facts and circumstances that may be relevant to a particular holder's tax position (including the tax position of certain U.S. expatriates) and does not deal with U.S. state and local or non-U.S. tax consequences. Furthermore, the following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code") and administrative and judicial interpretations as of the date hereof, all of which are subject to change. Each prospective holder is urged to consult a tax advisor with respect to the U.S. federal tax consequences of acquiring, holding and disposing of Class A Common Stock as well as any tax consequences that may arise under the laws of any U.S. state, municipality or other tax jurisdiction.

DIVIDENDS

    Dividends paid to a non-U.S. holder of Class A Common Stock will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business within the United States or, if an income tax treaty applies, are attributable to a U.S. permanent establishment of such holder. Dividends that are effectively connected with such holder's conduct of a trade or business in the United States or, if an income tax treaty applies, are attributable to a U.S. citizens, resident aliens and domestic U.S. corporations, and are not generally subject to withholding. Any such effectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

    Under current United States Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of the United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under proposed United States Treasury regulations, not currently in effect, however, a non-U.S. holder of Class A Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements.

    A non-U.S. holder of Class A Common Stock that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

    A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of Class A Common Stock unless
(i) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, (ii) in the case of a non-U.S. holder who is an individual and holds the Class A Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale and either (a) such individual's "tax home" for U.S. federal income tax purposes is in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual, (iii) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes and the non-U.S. holder held, directly or indirectly at any time during the five-year period ending on the date of disposition, more than 5% of the Class A Common Stock. The Company has not been, is not, and does not anticipate becoming a "U.S. real property holding corporation" for federal income tax purposes.

FEDERAL ESTATE TAXES

    Class A Common Stock held by a non-U.S. holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

U.S. INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

    U.S. information reporting requirements, other than reporting of dividend payments for purposes of the withholding tax noted above, and backup withholding tax generally will not apply to dividends paid to non-U.S. holders that are either subject to a 30% withholding discussed above or that are not so subject because an applicable tax treaty reduces such withholding. Otherwise backup withholding of U.S. federal income tax at a rate of 31% may apply to dividends paid with respect to the Class A Common Stock to holders that are not "exempt recipients" and that fail to provide certain information (including the holder's U.S. taxpayer identification number) in the manner required by U.S. law and applicable regulations. Generally, the payor of the dividends may rely on the payees' address outside the United States in determining that the withholding discussed above applies, and consequently, that the backup withholding provisions do not apply.

    As a general proposition, U.S. information reporting and backup withholding also will not apply to a payment made outside the United States of the proceeds of a sale of Class A Common Stock, through an office outside the United States of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment made outside the United States of the proceeds of a sale of Class A Common Stock through an office outside the United States of a broker that is a U.S. person, that derives, 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or that is a "controlled foreign corporation" as to the United States, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a U.S. office of a broker of the proceeds of a sale of Class A Common Stock is currently subject to both U.S. backup withholding and information reporting unless the holder certifies non-U.S. status under penalties of perjury or otherwise establishes an exemption.

    A non-U.S. holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the Class A Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Class A Common Stock are effected. Accordingly, any resale of the Class A Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Class A Common Stock.

REPRESENTATION OF PURCHASERS

    Each purchaser of Class A Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Stockholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Class A Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

NOTICE FOR ONTARIO RESIDENTS

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the SECURITIES ACT (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

    All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada. As a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of Class A Common Stock to whom the SECURITIES ACT (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Class A Common Stock acquired by such purchaser pursuant to the U.S. Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #88/5, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Class A Common Stock acquired on the same date and under the same prospectus exemption.

                                  UNDERWRITING

    The Underwriters named below (the "U.S. Underwriters"), for whom CS First Boston Corporation, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are acting as representatives (the "U.S. Representatives"), have severally agreed to purchase from the Selling Stockholders the following respective numbers of shares of Class A Common Stock (the "U.S. Shares") set forth opposite their names:

                                                                                    NUMBER OF
U.S. UNDERWRITERS                                                                  U.S. SHARES
- ---------------------------------------------------------------------------------  -----------
CS First Boston Corporation......................................................
Goldman, Sachs & Co. ............................................................
J.P. Morgan Securities Inc. .....................................................
                                                                                   -----------
  Total..........................................................................    3,145,000
                                                                                   -----------
                                                                                   -----------

    The Underwriting Agreement between the Company, the Selling Stockholders and the several U.S. Underwriters provides that the obligations of the U.S. Underwriters are subject to certain conditions precedent, and that the U.S. Underwriters will be obligated to purchase all of the U.S. Shares being offered hereby if any are purchased.

    The Selling Stockholders have granted to the U.S. Underwriters and the Managers of the International Offering (the "Managers") an option, exercisable by the U.S. Representatives, expiring at the close of business on the 30th day after the date of the initial public offering of the U.S. Shares, to purchase up to 371,922 additional shares of Class A Common Stock (the "Option Shares"), at the initial public offering price less the underwriting discount, all as set forth on the cover page of this Prospectus. The U.S. Representatives may exercise such option only to cover overallotments in the sale of the shares of Class A Common Stock. To the extent that this option to purchase is exercised, each U.S. Underwriter and each Manager will become obligated, subject to certain conditions, to purchase approximately the same percentage of Option Shares being sold to the U.S. Underwriters and the Managers as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares in such table and as the number set forth next to such Manager's name in the corresponding table in the prospectus relating to the International Offering bears to the total number of shares in such table (the "International Shares").

    The Company and the Selling Stockholders have been advised by the U.S. Representatives that the U.S. Underwriters propose to offer the U.S. Shares to the public in the United States and Canada initially at the offering price set forth on the cover page of this Prospectus and, through the U.S. Representatives, to certain dealers at such price less a concession of $ per share of Class A Common Stock; that the U.S. Underwriters and such dealers may allow a discount of $ per share of Class A Common Stock on sales to other dealers; and that, after the initial public offering, the public offering price and concession and discount to dealers may be changed upon the mutual agreement of the U.S. Representatives and CS First Boston Limited ("CSFB") on behalf of the Managers.

    The Company and the Selling Stockholders have entered into a Subscription Agreement (the "Subscription Agreement") with the Managers providing for concurrent offer and sale of the International Shares outside the United States and Canada. The offering price, the aggregate underwriting discount per share and the per share discount to dealers for the U.S. Offering and the concurrent International Offering are identical. The closing of the U.S. Offering is a condition to the closing of the International Offering, and vice versa.

    Pursuant to an Agreement Between U.S. Underwriters and Managers (the "Agreement Between") relating to the Offerings, each of the U.S. Underwriters has agreed or will agree that, as part of the distribution of the U.S. Shares and subject to certain exceptions, (a) it is not purchasing any shares of Class A Common Stock for the account of anyone other than a U.S. or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Class A Common Stock or distribute any prospectus relating to the Class A Common Stock to any person outside the United States or Canada or to anyone other than a U.S. or a Canadian Person nor to any dealer who does not so agree. Each of the Managers has agreed or will agree that, as part of the distribution of the International Shares and subject to certain exceptions, (i) it is not purchasing any shares of Class A Common Stock for the account of any U.S. or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Class A Common Stock, or distribute any prospectus relating to the Class A Common Stock, in the United States or Canada or to any U.S. or Canadian Person nor to any dealer who does not so agree. The foregoing limitations do not apply to stabilization transactions or to transactions between the U.S. Underwriters and the Managers pursuant to the Agreement Between. As used herein, "United States" means the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction, "Canada" means Canada, its provinces, territories, possessions and other areas subject to its jurisdiction, and "U.S. or Canadian Person" means a citizen or resident of the United States or Canada, a corporation, partnership or other entity created or organized in or under the laws of the United States or Canada (other than a foreign branch of such an entity) and includes any United States or Canadian branch of a non-U.S. or non-Canadian Person.

    Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the Managers of such number of shares of Class A Common Stock as may be mutually agreed upon. The price of any shares so sold will be the public offering price, less such amount as may be mutually agreed upon by the U.S. Representatives and CSFB, on behalf of the Managers, but not exceeding the selling concession applicable to such shares. To the extent there are sales between the U.S. Underwriters and the Managers pursuant to the Agreement Between, the number of shares of Class A Common Stock initially available for sale by the U.S. Underwriters or by the Managers may be more or less than the amount appearing on the cover page of this Prospectus. Neither the U.S. Underwriters nor the Managers are obligated to purchase from the other any unsold shares of Class A Common Stock.

    The Company has agreed that, for a period of 60 days after the date of this Prospectus, it will not, without the prior written consent of CS First Boston Corporation, on behalf of the U.S. Representatives and the Managers, directly or indirectly, offer, sell, agree to sell, contract to sell or otherwise dispose of any Class A Common Stock or any security convertible into or exchangeable for Class A Common Stock other than to the U.S. Underwriters or the Managers pursuant to the Underwriting and Subscription Agreements and other than (a) pursuant to any employee stock option plan, stock ownership plan, stock bonus plan, stock compensation plan, dividend reinvestment plan of the Company in effect on the date of this Prospectus, (b) issuances of Class A Common Stock issuable upon the conversion of securities or the exercise of warrants outstanding at the date of this Prospectus and (c) issuances of Class A or Class C Common Stock issuable pursuant to the exercise of Settlement Rights. See "Description of Capital Stock -- Settlement Rights." In addition, the Selling Stockholders, the executive officers and directors of the Company and certain of its principal stockholders (such group owning approximately 14% of the Class A Common Stock and 100% of the outstanding Class C Common Stock) have agreed to such restriction for 90 days after the date of this Prospectus.

    The Company and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the Managers against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the U.S. Underwriters and the Managers may be required to make in respect thereof.

    Affiliates of Goldman, Sachs & Co. beneficially owned at February 7, 1994 an aggregate of 456,168 shares of Class A Common Stock, 550,375 shares of Class C Common Stock and 909,091 Settlement Rights of the Company. Affiliates of J.P. Morgan Securities Inc. beneficially owned at March 7, 1994 an aggregate of 55,556 shares of Class A Common Stock, 512,987 shares of Class C Common Stock and 909,091 Settlement Rights of the Company. Also, Goldman, Sachs & Co. has from time to time performed, and continues to perform, various investment banking services for the Company, for which customary compensation has been received.

                        VALIDITY OF CLASS A COMMON STOCK

    The validity of the Class A Common Stock offered hereby will be passed upon for the Company by Crouch & Hallett, L.L.P., Dallas, Texas, and will be passed upon for the U.S. Underwriters and the Managers by Sullivan & Cromwell, New York, New York. Crouch & Hallett, L.L.P. and Sullivan & Cromwell may rely as to all matters of Iowa law upon the opinion of Wayne Kern, Esq., Senior Vice President and Secretary of the Company.

                                    EXPERTS

    The consolidated financial statements and schedules of Heritage Media Corporation and subsidiaries as of December 31, 1993 and 1992, and for each of the years in the three-year period ended December 31, 1993, incorporated by reference herein have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                 [United States map showing location of
                  Heritage Media broadcast properties]

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

    No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Stockholders or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

                                 --------------

                               TABLE OF CONTENTS

                                                   Page
                                                 ---------
Incorporation of Certain Documents by
 Reference.....................................
Available Information..........................
Prospectus Summary.............................
Use of Proceeds................................
Price Range of Class A Common Stock............
Dividend Policy................................
Capitalization.................................
Selected Financial Data........................
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................
Business.......................................
Selling Stockholders...........................
Description of Capital Stock...................
Certain Federal Tax Considerations for Non-
 United States Holders.........................
Notice to Canadian Residents...................
Underwriting...................................
Validity of Class A Common Stock...............
Experts........................................

                                 Heritage Media
                                  Corporation
                                3,700,000 Shares
                              Class A Common Stock
                                ($.01 PAR VALUE)

                          ----------------------------
P R O S P E C T U S
                               ------------------
                                CS First Boston
                              Goldman, Sachs & Co.
                          J.P. Morgan Securities Inc.

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                  [Alternate Page for International Prospectus]

SUBJECT TO COMPLETION, DATED MARCH 9, 1994
PROSPECTUS

                                3,700,000 Shares

                           Heritage Media Corporation
[Logo]
                              Class A Common Stock
                                ($.01 PAR VALUE)

The shares offered hereby are being sold by the Selling Stockholders named herein under "Selling Stockholders." Of the 3,700,000 shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Heritage Media Corporation ("Heritage" or the "Company") being offered hereby, 3,145,000 shares (the "U.S. Shares") are being offered in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 555,000 shares (the "International Shares") are being concurrently offered outside the United States and Canada by the Managers (the "International Offering" and, together with the U.S. Offering, the "Offerings"). The price to the public and the underwriting discount and commissions per share are identical for the Offerings.

The Company is authorized to issue two classes of common stock: Class A Common Stock and Class C Common Stock. Class C Common Stock is entitled to vote only as a class on certain matters directly affecting such class. Each share of Class C Common Stock is convertible at any time into one share of Class A Common Stock at the option of the holder.

The Class A Common Stock of Heritage is listed on the American Stock Exchange under the symbol "HTG." On March 8, 1994, the reported last sale price of the Class A Common Stock on the American Stock Exchange was $18 per share.

THESE  SECURITIES  HAVE  NOT  BEEN APPROVED  OR  DISAPPROVED  BY  THE SECURITIES
   AND  EXCHANGE   COMMISSION  OR   ANY  STATE   SECURITIES  COMMISSION   NOR
      HAS   THE   SECURITIES  AND   EXCHANGE   COMMISSION  OR   ANY  STATE
        SECURITIES  COMMISSION   PASSED  UPON   THE  ACCURACY   OR   AD-
             EQUACY   OF   THIS   PROSPECTUS.   ANY  REPRESENTATION
                       TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                       UNDERWRITING
                                                  PRICE TO             DISCOUNT AND        PROCEEDS TO SELLING
                                                   PUBLIC               COMMISSIONS         STOCKHOLDERS (1)
                                            ---------------------  ---------------------  ---------------------
Per Share.................................            $                      $                      $
Total (2).................................            $                      $                      $

- ------------------------
(1) The expenses of the Selling Stockholders, estimated at $250,000, are payable by the Company.
(2) The Selling Stockholders have granted the U.S. Underwriters and the Managers an option, exercisable by the representatives of the U.S. Underwriters for 30 days from the date of the public offering of the shares of Class A Common Stock offered hereby, to purchase a maximum of 371,922 additional shares of Class A Common Stock, in the aggregate, solely to cover over-allotments, if any. If the option is exercised in full, the total price to public will be
    $          , underwriting  discount and commissions will  be $           and
    proceeds  to selling stockholders will be  $         . See "Subscription and
    Sale."

The International Shares are offered by the several Managers when, as and if delivered to and accepted by the Managers and subject to their right to reject orders in whole or in part. It is expected that the International Shares will be
ready for delivery on or about               , 1994.

                                CS First Boston
Goldman Sachs International                          J.P. Morgan Securities Ltd.

               The date of this Prospectus is             , 1994.

               [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

    THE INTERNATIONAL SHARES MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OR CANADA OR TO ANY U.S. OR CANADIAN PERSON AS PART OF THE DISTRIBUTION OF THE INTERNATIONAL SHARES. FOR A FURTHER DISCUSSION OF CERTAIN RESTRICTIONS ON THE OFFERING AND SALE OF THE INTERNATIONAL SHARES, SEE "SUBSCRIPTION AND SALE."

    NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY MANAGER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               TABLE OF CONTENTS

                                                             PAGE
                                                             -----
Incorporation of Certain Documents by Reference.........
Available Information...................................
Prospectus Summary......................................
Use of Proceeds.........................................
Price Range of Class A Common Stock.....................
Dividend Policy.........................................
Capitalization..........................................
Selected Financial Data.................................
Management's Discussion and Analysis of Financial
 Condition and Results of Operations....................

                                                             PAGE
                                                             -----
Business................................................
Selling Stockholders....................................
Description of Capital Stock............................
Certain Federal Tax Considerations for Non-United States
 Holders................................................
Notice to Canadian Residents............................
Subscription and Sale...................................
Validity of Class A Common Stock........................
Experts.................................................

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its offices at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material may also be inspected and copied at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006-1881.

    The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Class A Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (the "Form 10-K"), and the description of the Class A Common Stock contained in the Company's Registration Statement filed under Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), filed by Heritage Media Corporation (the "Company" or "Heritage") with the Securities and Exchange Commission (the "Commission") is hereby incorporated in this Prospectus by reference.

    All documents hereafter filed by the Company with the Commission, pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in and to be a part of this Prospectus from the date of filing of such documents. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Company at its principal executive offices, One Galleria Tower, 13355 Noel Road, Suite 1500, Dallas, Texas 75240, Attention: Secretary, telephone: (214) 702-7380.

    Any statements contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified shall not be deemed a part of this Prospectus, except as so modified, and any statement so superseded shall not be deemed to constitute a part of this Prospectus.

    IN CONNECTION WITH THE OFFERINGS, CS FIRST BOSTON CORPORATION ON BEHALF OF THE U.S. UNDERWRITERS AND THE MANAGERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                             SUBSCRIPTION AND SALE

    The   institutions  named  below  (the   "Managers")  have,  pursuant  to  a
Subscription Agreement dated             , 1994 (the "Subscription  Agreement"),
severally and not jointly agreed with the Selling Stockholders to subscribe and pay for the following respective numbers of shares of Class A Common Stock (the "International Shares") set forth opposite their names:

                                                                                          NUMBER OF
                                                                                        INTERNATIONAL
MANAGERS                                                                                   SHARES
- -----------------------------------------------------------------------------------  -------------------
CS First Boston Limited............................................................
Goldman Sachs International........................................................
J.P. Morgan Securities Ltd. .......................................................
                                                                                            --------
  Total............................................................................          555,000
                                                                                            --------
                                                                                            --------

    The Subscription Agreement provides that the obligations of the Managers are such that, subject to certain conditions precedent, the Managers are severally committee to take and pay for all of the International Shares if any are taken. The Managers are entitled to terminate the Subscription Agreement in certain circumstances prior to the purchase of the International Shares.

    The Selling Stockholders have granted to the U.S. Underwriters (as defined below) and the Managers an option, exercisable by CS First Boston Corporation, Goldman, Sachs & Co. and J.P. Morgan Securities Inc., as representatives (the "U.S. Representatives") of the U.S. Underwriters, for 30 days after the date of the initial public offering of the shares of Class A Common Stock pursuant to the U.S. Offering, to purchase up to 371,922 additional shares of Class A Common Stock (the "Option Shares") at the initial public offering price less the underwriting discount and commissions, all as set forth on the cover page of this Prospectus. The U.S. Representatives may exercise such option only to cover over allotments in the sale of the shares of Class A Common Stock. To the extent that this option to purchase is exercised, each Manager and U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of Option Shares being sold to the Managers and the U.S. Underwriters as the number set forth next to such Manager's name in the preceding table bears to the total number of shares in such table and as the number set forth next to such U.S. Underwriter's name in the corresponding table in the prospectus relating to the U.S. Offering bears to the total number of shares in such table.

    The Company and the Selling Stockholders have been advised by CS First Boston Limited ("CSFB"), on behalf of the Managers, (i) that the Managers propose to offer the International Shares outside the United States and Canada initially at the offering price set forth on the cover page of this Prospectus and through the Managers to certain dealers at such price less a concession of $ per share of Class A Common Stock and (ii) that such dealers may reallow a
concession of $    per share on sales to certain other dealers.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

    The  Company and the Selling Stockholders  have entered into an Underwriting
Agreement dated             , 1994 (the "Underwriting Agreement") with the  U.S.
Underwriters for the concurrent offer and sale of the U.S. Shares in the United States and Canada. The closing of the U.S. Offering is a condition to the closing of the International Offering, and vice versa.

    The public offering price and the aggregate underwriting discount and commissions per share for the International Offering and the concurrent U.S. Offering are identical. Pursuant to an Agreement Between the U.S. Underwriters and Managers (the "Agreement Between") relating to the Offerings, changes in the public offering price, the aggregate underwriting discount and commissions per share and reallowance per share will be made only upon the mutual agreement of the U.S. Representatives, on behalf of the U.S. Underwriters, and CSFB, on behalf of the Managers.

    Pursuant to the Agreement Between, each of the Managers has agreed or will agree that, as part of the distribution of the International Shares and subject to certain exceptions, (a) it is not purchasing any shares of Class A Common Stock for the account of any U.S. or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Class A Common Stock or distribute any prospectus relating to the Class A Common Stock, in the United States or Canada or to any U.S. or Canadian Person nor to any dealer who does not so agree. Each of the U.S. Underwriters has agreed or will agree that, as part of the distribution of the U.S. Shares and subject to certain exceptions, (i) it is not purchasing any shares of Class A Common Stock for the account of anyone other than a U.S. or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Class A Common Stock, or distribute any prospectus relating to the Class A Common Stock, to any Person outside the United States or Canada or to anyone other than a U.S. or Canadian Person nor to any dealer who does not so agree. The foregoing limitations do not apply to stabilization transactions or to transactions between the U.S. Underwriters and the Managers pursuant to the Agreement Between. As used herein, "United States" means the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction, "Canada" means Canada, its provinces, territories, possessions and other areas subject to its jurisdiction, and "U.S. or Canadian Person" means a citizen or resident of the United States or Canada, a corporation, partnership or other entity created or organized in or under the laws of the United States or Canada (other than a foreign branch of such an entity), and includes any United States or Canadian branch of a non-U.S. or non-Canadian Person.

    Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the Managers of such number of shares of Class A Common Stock as may be mutually agreed upon. The price of any shares so sold will be the public offering price, less such amount as may be mutually agreed upon by the U.S. Representatives and CSFB, on behalf of the Managers, but not exceeding the selling concession applicable to such shares. To the extent there are sales between the U.S. Underwriters and the Managers pursuant to the Agreement Between, the number of shares of Class A Common Stock initially available for sale by the U.S. Underwriters or by the Managers may be more or less than the amount appearing on the cover page of this Prospectus. Neither the U.S. Underwriters nor the Managers are obligated to purchase from the other any unsold shares of Class A Common Stock.

    Each Manager has represented and agreed or will represent and agree that (i) it has not offered or sold and will not offer or sell in the United Kingdom, by means of any document, any International Shares other than to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent) or in circumstances which do not constitute an offer to the public within the meaning of the Companies Act of 1985; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act of 1986 with respect to anything done by it in relation to the International Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the International Shares to a person who is of a kind described in

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

Article 9(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1988 (as amended by Article 6(c) of the Financial Services Act of 1986 (Investment Advertisements) Order 1992) or is a person to whom the document may otherwise lawfully be issued or passed on.

    The Company has agreed that, for a period of 60 days after the date of this Prospectus, it will not, without the prior written consent of CS First Boston Corporation, on behalf of the U.S. Representatives and the Managers, directly or indirectly, offer, sell, agree to sell, contract to sell or otherwise dispose of any Class A Common Stock or any security convertible into or exchangeable for Class A Common Stock other than to the U.S. Underwriters or the Managers pursuant to the Underwriting and Subscription Agreements and other than (a) pursuant to any employee stock option plan, stock ownership plan, stock bonus plan, stock compensation plan, dividend reinvestment plan of the Company in effect on the date of this Prospectus, (b) issuances of Class A Common Stock issuable upon the conversion of securities or the exercise of warrants outstanding at the date of this Prospectus and (c) issuances of Class A or Class C Common Stock issuable pursuant to the exercise of Settlement Rights. See "Description of Capital Stock -- Settlement Rights." In addition, the Selling Stockholders, the executive officers and directors of the Company and certain of its principal stockholders (such group owning approximately 14% of the Class A Common Stock and 100% of the outstanding Class C Common Stock) have agreed to such restriction for 90 days after the date of this Prospectus.

    The Company and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the Managers against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the U.S. Underwriters and the Managers may be required to make in respect thereof.

    Affiliates of Goldman, Sachs & Co. beneficially owned at February 7, 1994 an aggregate of 456,168 shares of Class A Common Stock, 550,375 shares of Class C Common Stock and 909,091 Settlement Rights of the Company. Affiliates of J.P. Morgan Securities Inc. beneficially owned at March 7, 1994 an aggregate of 55,556 shares of Class A Common Stock, 512,987 shares of Class C Common Stock and 909,091 Settlement Rights of the Company. Also, Goldman, Sachs & Co. has from time to time performed, and continues to perform, various investment banking services for the Company, for which customary compensation has been received.

                        VALIDITY OF CLASS A COMMON STOCK

    The validity of the Class A Common Stock offered hereby will be passed upon for the Company by Crouch & Hallett, L.L.P., Dallas, Texas, and will be passed upon for the U.S. Underwriters and the Managers by Sullivan & Cromwell, New York, New York. Crouch & Hallett, L.L.P. and Sullivan & Cromwell may rely as to all matters of Iowa law upon the opinion of Wayne Kern, Esq., Senior Vice President and Secretary of the Company.

                                    EXPERTS

    The consolidated financial statements and schedules of Heritage Media Corporation and subsidiaries as of December 31, 1993 and 1992, and for each of the years in the three-year period ended December 31, 1993, incorporated by reference herein have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following expenses will be paid by the Company in connection with this offering:

ITEM                                                                                 AMOUNT
- ---------------------------------------------------------------------------------  -----------
SEC registration fee.............................................................  $    25,099
NASD filing fee..................................................................        7,779
State securities filing fees and expenses........................................       12,500
Printing and engraving expenses..................................................       60,000
Legal fees and expenses..........................................................       30,000
Accounting fees and expenses.....................................................       25,000
Transfer agent fees and expenses.................................................        7,500
Miscellaneous....................................................................       82,122
                                                                                   -----------
  Total..........................................................................  $   250,000
                                                                                   -----------
                                                                                   -----------

    All amounts estimated except for SEC registration and NASD filing fees.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Sections 851 and 856 of the Iowa Business Corporation Act provide that a corporation has the power to indemnify its directors and officers against liabilities and expenses incurred by reason of such person serving in the capacity of director or officer, if such person has acted in good faith and in a manner reasonably believed by the individual to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe the individual's conduct was unlawful. The foregoing indemnity provisions notwithstanding, in the case of actions brought by or in the right of the corporation, no indemnification shall be made to such director or officer with respect to any matter as to which such individual has been adjudged to be liable to the corporation unless, and only to the extent that, the adjudicating court determines that indemnification is proper under the circumstances.

    Article XIII, Section 2 of the registrant's Amended and Restated Articles of Incorporation and Article III, Section 13, Subsection 2 of the registrant's By-laws provide, in general, that the registrant shall indemnify its directors and officers under the circumstances defined in Sections 851 and 856 of the Iowa Business Corporation Act.

    Article XIII, Section 1 of the registrant's Amended and Restated Articles of Incorporation and Article III, Section 13, Subsection 1 of the registrant's By-laws provide that no director shall be liable to the registrant or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that the liability of a director is not eliminated or limited (i) for any breach of the director's duty of loyalty to the registrant or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) any transaction from which such director derived an improper personal benefit, and (iv) under Section 496A.44 of the Iowa Business Corporation Act.

ITEM 16.  EXHIBITS.

        1(a)     --      Form of Underwriting Agreement(1)
        1(b)     --      Form of Subscription Agreement(1)
        4(a)     --      Indenture dated as of June 15, 1992 of Heritage Media Services, Inc. ("HMSI")
                         to Bankers Trust Company(2)
        4(b)     --      Indenture dated as of October 1, 1992  of the registrant to Bank of  Montreal
                         Trust Company(3)

        4(c)     --      Settlement  Rights  Agreement  dated  July  19,  1989  among  the registrant,
                         Actmedia, Inc.,  Citibank,  N.A. and  the  purchasers listed  on  Schedule  I thereto(4)
        4(d)     --      Master  Equity  Registration  Rights Agreement,  dated  as of  July  19, 1989 between the registrant and various subscribers(4)
        4(e)     --      Form of  Equity  Subscription  Agreement  dated July  19,  1989  between  the registrant and various subscribers(4)
        5        --      Opinion of Crouch & Hallett, L.L.P.(1)
       23(a)     --      Consent of KPMG Peat Marwick(1)
       23(b)     --      Consent of Crouch & Hallett. L.L.P. (included in opinion filed as Exhibit 5)
       24        --      Power of Attorney (included on page II-4)

- ------------------------
(1)  Filed herewith.
(2) Filed as an Exhibit to the registrant's Registration Statement No. 33-47953 on Form S-2 and incorporated herein by reference.
(3) Filed as an Exhibit to the registrant's Registration Statement No. 33-52062 on Form S-2 and incorporated herein by reference.
(4) Filed as an Exhibit to the registrant's Form 10-K for the year ended December 31, 1989 and incorporated herein by reference.

ITEM 17.  UNDERTAKINGS.

    (a) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth or described in Item 15 of the Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (c)  The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Dallas and State of Texas on the 8th day of March, 1994.

                                          HERITAGE MEDIA CORPORATION

                                          By: ______/s/__JOSEPH D. MAHAFFEY_____
                                                     Joseph D. Mahaffey
                                                EXECUTIVE VICE PRESIDENT AND
                                                   CHIEF FINANCIAL OFFICER

                               POWER OF ATTORNEY

    Each of the undersigned hereby appoints David N. Walthall and Joseph D. Mahaffey, and each of them (with full power to act alone), as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this Registration Statement and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
Registration Statement has been signed below by the following persons and in the capacities indicated on March 8, 1994.

            /s/JAMES M. HOAK, JR.               Chairman of the Board and Director
              James M. Hoak, Jr.
             /s/DAVID N. WALTHALL               President and Director
              David N. Walthall                  (Principal Executive Officer)
            /s/JOSEPH D. MAHAFFEY               Executive Vice President and Director
              Joseph D. Mahaffey                 (Principal Financial Officer)
               /s/JAMES P. LEHR                 Vice President and Controller
                James P. Lehr                    (Principal Accounting Officer)
                                                Director
               James S. Cownie
                                                Director
               Clark A. Johnson
               /s/ALAN R. KAHN                  Director
                 Alan R. Kahn
              /s/JOSEPH M. GRANT                Director
               Joseph M. Grant